File No. 82-2683

Wolters Kluwer
Health

Contact:

Connie Hofmann
Director of Communications
Wolters Kluwer Health
+ 1 847 267 7153
mann@wolterskluwer.com

Caroline Wouters
Vice President, Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Health Opens Office in Delhi, India

General Manager Named to Manage Sales, Marketing and Customer Support to Growing Medical Professional Market

Delhi (January 27, 2006) - Wolters Kluwer Health, a leading multinational publisher and information services company, today announced the opening of an office in Delhi. M.S. Mani has been appointed Managing Director of Wolters Kluwer Health's India office.

Wolters Kluwer Health Indian operations through its wholly owned subsidiary, Wolters Kluwer Health (India) Pvt. Ltd will be driven by a new general manager with extensive experience in the publishing industry. Mr. Mani joins Wolters Kluwer after serving for the past two years as Director of the Academic Division Elsevier Health Sciences. Prior to that, he served in increasingly responsible sales leadership roles with Harcourt India. He is a graduate of Madras University, Chennai with a B.S. in Chemistry and a Masters in Business Administration.

The office will be staffed with sales, marketing, and customer support teams that will sell and support all Wolters Kluwer Health brands, including book and journals publisher Lippincott Williams & Wilkins, online information provider Ovid Technologies, and pharmaceutical information providers Adis and Source.

"This growing market presents a key opportunity to extend beyond our current offerings and achieve meaningful organic growth over the next few years," said Jagruti Oza, Executive Vice President for Business Development for Wolters Kluwer Health. "With more than 600,000 doctors, and new universities and hospitals opening to meet local and international needs for skilled health professionals, along with changes to the patent laws that position it well for growth in the pharmaceutical market, India presents a key opportunity to expand our market share in an English speaking market."

Additional sales staff will be located in key markets throughout India. With full time marketing and sales staff in place, Wolters Kluwer Health is well positioned to build strong, supportive relationships with key channel partners and customers, and provide comprehensive service to customers in India.

Wolters Kluwer Health's sales force will also leverage their improved access to key customers to determine unmet needs for local content. Working with Indian authors, Wolters Kluwer

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Health will publish local content as needed to fill gaps in current offerings. Wolters Kluwer Health will also work with leading Indian medical societies and institutions on content development, as well as develop custom content for the pharmaceutical market.

The Wolters Kluwer Health Delhi office is located in Nehru Place.

About Wolters Kluwer Health

Wolters Kluwer Health (Conshohocken, Pa.) is a leading provider of information for professionals and students in medicine, nursing, allied health, pharmacy and the pharmaceutical industry. Major brands include Lippincott Williams & Wilkins and Facts & Comparisons for medical and drug reference tools and textbooks; Ovid Technologies, Medi-Span and SKOLAR for electronic information; and Adis International and Source for pharmaceutical information.

Wolters Kluwer is a leading multinational publisher and information services company. The Company's core markets are spread across the health, corporate services, finance, tax, accounting, law, regulation, and education sectors. Wolters Kluwer has annual revenues (2004) of €3.3 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.